UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   _________

                              Amendment No. 1 to
                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR SECTION 13(e)(1) OF THE SECURITIES ACT OF 1934

                                   _________

                          ORCKIT COMMUNICATIONS LTD.
                      (Name of Subject Company (Issuer))

                                   _________


                          ORCKIT COMMUNICATIONS LTD.
                       (Name of Filing Person (Offeror))

            5.75% Convertible Subordinated Notes due April 1, 2005
                        (Title of Class of Securities)

                             685725AA1, 685725AB9
                     (CUSIP Number of Class of Securities)
                                   _________

                                 Mr. Aviv Boim
                          Orckit Communications Ltd.
                            126 Yigal Allon Street
                            Tel Aviv, Israel 67443
                            (011) (972-3) 696-2121
         (Name, Address, and Telephone Numbers of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                            Vincent J. Pisano, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                                (212) 735-3000
                                   _________

                           CALCULATION OF FILING FEE

 Transaction Valuation* Amount of Filing Fee
 $5,000,000                                                       $460

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 5.75% Convertible Subordinated Notes due April 1, 2005.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $460         Filing party:  Orckit Communications Ltd.
Form or Registration No.: Schedule TO  Date Filed:    December 2, 2002

o Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      o    third-party tender offer subject to Rule 14d-1.

      [x]  issuer tender offer subject to Rule 13e-4.

      o    going private transaction subject to Rule 13e-3.

      o    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer:       o

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 2, 2002 by Orckit Communications Ltd., a corporation organized under the laws of Israel ("Purchaser"). The Schedule TO relates to the purchase of up to $5,000,000 aggregate principal amount of Purchaser's outstanding 5.75% Convertible Subordinated Notes due April 1, 2005 (the "Notes") at a price not greater than $650 nor less than $500 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated December 2, 2002 (the "Offer to Purchase") and in the related Letter to Noteholders from Purchaser (which, as amended and supplemented from time to time, together with the Offer to Purchase, constitute the "Offer"). The Offer will expire at 12:00 midnight, New York City time, on December 31, 2002, unless extended. This Tender Offer Statement on Schedule TO as amended is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

         All information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 11 in this Schedule TO except those items as to which information is specifically provided herein.

Item 4.  Terms of the Transaction.

         This Amendment No. 1 to the Schedule TO is filed solely to indicate that the Offer will expire at 12:00 midnight, New York City time, on December 31, 2002, unless extended.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(i)         Offer to Purchase.
(a)(1)(ii)*       Letter to Noteholders from Purchaser.
(a)(1)(iii)       Noteholder's Instruction to Broker or Bank.
(a)(1)(iv)        Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)         Letter to Reorganization, Corporate Actions and
                  Convertible Bond Departments.
(a)(1)(vi)        Solicitation Fee Payment Request Form.

*Previously filed.
                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           ORCKIT COMMUNICATIONS LTD.


                                           By: /s/ Aviv Boim
                                                 Aviv Boim
                                                 Chief Financial Officer

Dated:  December 4, 2002


                                 EXHIBIT INDEX

 Exhibit
 Number                Description

 (a)(1)(i)             Offer to Purchase.
 (a)(1)(ii)*           Letter to Noteholders from Purchaser.
 (a)(1)(iii)           Noteholder's Instruction to Broker or Bank.
 (a)(1)(iv)            Letter to Clients for use by Brokers, Dealers,
                       Commercial Banks, Trust
                       Companies and Other Nominees.
 (a)(1)(v) Letter to Reorganization, Corporate Actions and Convertible Bond Departments.
 (a)(1)(vi)            Solicitation Fee Payment Request Form.

*Previously filed.